Filed by AIR Holdings Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: AIR Limited

Cantor Equity Partners III, Inc., Commission File No. 001-42716

Date: November 24, 2025

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

On November 21, 2025, Stuart Brazier (“SB”), Chief Executive Officer of AIR, was interviewed by @laptoptravel (“Host”) for a Reddit AMA hosted on Reddit and X via @GatewatchHQ.

The transcript of this interview is below.

Host: Quick disclaimer before we dive in. Nothing said here today by me or our guest should be taken as investment advice or a recommendation to buy, sell or own any security. This is for information and entertainment purposes only. Always do your own diligence and consult with a qualified financial advisor. Past performance is no guarantee of future results and markets can be volatile and you could lose money. So with that out of the way, I have the absolute pleasure of sitting down with Stuart Brazier, CEO of Advanced Inhalation Rituals and the undisputed global leader in the premium hookah and shisha space, and it’s powered by the iconic Al Fakher brand. So, we’re gonna unpack the dominant worldwide position this company has, and dive into the details of their upcoming SPAC, uh, merger that’s set to bring them to the NASDAQ market and we’re gonna talk about their truly impressive cash flow, positive financials, so yeah, that’s real profitability in a growth story. And most importantly, we’re gonna get Stuart’s vision for how AIR will scale aggressively over the next 12 to 18 months and beyond. So, Stuart, welcome to the stage. Thanks for taking the time with us here this morning. Let’s give the people what they came for.

SB: Oh, thank you very much, uh, great to be here, and thank you for the, for the introduction, uh, about AIR, or Advanced Inhalation Rituals. I just, I just build on that. I don’t know whether in the audience today we’ve got people who enjoy hookah every now and then, but it’s a, an occasional social indulgence that many, many people around the world enjoy. I’m talking to you actually from Dubai. Our HQ is in Dubai, right in the heart of the Middle East where of course, um, there’s a lot of hookah consumption after work or during lunch hours. People like to go and sit down with friends and relax. It’s akin to having a cup of coffee or if you’re in the UK, where I’m from originally, a pint of beer after work or something. Yep. It, it really is something that brings people together, gets them away from the computers. It’s a little bit of offline time and, uh, real, real quality moments with, with your friends. And you’re right, we are the, the largest or the, the global leader in what is a growing, uh, flavored hookah molasses space. Uh, it’s not just a phenomena of the Middle East anymore, it is a growing lifestyle phenomena around the world. And in fact our largest market by revenue is the US, um, today. So, um, and we’re very, very excited about that and of course we see our business growing in Europe as well, in Africa, uh, and also in, in the Middle East. And our, our most famous brand is Al Fakher, as you say, in, in Arabic that means the best premium. It, uh, it sits at the top, um, of this category. It is known for its quality, it is known for its flavors. And these flavors are proprietary, so if you think a little bit like, uh, Coca-Cola and the, the syrup, our flavors are like that. And, and we own three of the top five flavors globally, and uh, it’s very, very important, uh, in this space. And we are profitable. So, our core business last year had a revenue of $375 million dollars, and that drove an adjusted EBITDA of $150 million dollars. But most impressively I suppose, a, um, consolidated net operating cash flow of $149 million dollars. So, like many tobacco businesses, we are very cash generative, and, uh, over the last five years we’ve averaged 88% net cash flow conversion, so

Host: that’s impressive…

SB: That’s a, this is our core business. And I, I suppose looking ahead what’s exciting is that we haven’t just rested on our laurels in the last few years. We have built a wonderful, very capable RDD team who have a very exciting pipeline of innovations. And the first of those innovations we brought to market a little time ago called OOKA. And OOKA is, uh, I suppose the best way to describe it is it’s like a sort of an espresso machine of the hookah space, right? So, it’s no charcoal. If everyone’s familiar with hookah, uh, the actual hookah molasses is heated by charcoal, you draw the heat of the charcoal over the molasses and it vaporizes. So, charcoal can be knocked over, it can burn the dog, it can burn the carpet. So, we’ve taken that out of the equation, and we now have an oven, and in that oven you place a pod, and you press a button, and within five to six minutes you can enjoy your hookah experience. So, it really is revolutionary in a category that’s been around for 600 years, so we’re very excited about that. And also, these innovations now, we’re beginning to launch into other adjacent nicotine categories. So as an example, this week or actually next week, we’re launching in Germany a pod-based vape system called Crown Switch, and this uses what’s called a quantum chip. We worked in collaboration with, uh, a company in Canada called GreenTank, uh, who devised this chip. Traditionally, uh, vapes are, uh, the liquid in vapes is, uh, is heated, uh, by a coil and wick system, and sometimes if you get to the end of that you can, you know, by accident inhale some heavy metals or you can inhale some ceramic particles. So, this new revolutionary chip doesn’t have any of that. It’s clean, it doesn’t use a coil and wick, and it also makes the molecules smaller so it’s more efficient. So, we’re very excited about that technology as well. And we are also using that technology in an area called, uh, functional benefits. So, if you imagine rather than having a cup of coffee in the morning to get your caffeine hit, you could now inhale that caffeine, not have the sugar, have something that goes into your system really, really efficiently. And similarly, you know, a lot of people when they’re, when they’re trying to go to, to sleep at night will take, um, valerian root, uh, pills, or passionflower fill- uh, pills, or chamomile tea. Well, through this device, you can actually inhale those products as well and get them straight into the, uh, into your system and working much faster. And we are currently testing those products in Europe and in the US. So very, very exciting innovations we’re bringing to market, and that’s all based off this really strong position that we have in the hookah molasses space.

Host: That’s great. You know, I, personally travel a lot, you know, my moniker is laptop travel. I travel consistently, uh, around the world and I see hookahs, uh, in, in many different areas. What I’ve been most impressed with is this new OOKA. Just, uh, you know, I’ve been drawn to... I’ve seen a couple, I’m actually drawn to it because it looks, it looks so modern and it looks compact, um, and I’m, I’m really impressed with the design of it. It looks like something you’d have on your coffee table in your home and share with friends.

SB: Yeah. Well, I’ll give you a little bit of a history of that actually, because, uh, the, the engineer behind that is, uh, a gentleman, another English gentleman actually, uh, who spent 20 years at, at Dyson. And I’m not sure if you’re familiar with, with Dyson.

Host: Very. Very, very familiar.

SB: So, so he was the VP of consumer care at, at Dyson. And, uh, under his watch, uh, they launched their hair dryer, which has become really, really famous around the world, the Dyson hair dryer, and also the Dyson air purifier. So, uh, Paul, which is the, the, the gentleman’s name, joined us, uh, around four years ago. And of course, his knowledge of airflow, of engineering, of tech, and of design led to the actual OOKA device. So that’s why the design feature looks so nice. It’s something you can put on your coffee table. Um, and, uh, yeah, so we’re very, very excited to have him, have his knowledge, have his design, and of course, have his know-how about actually taking new tech, uh, you know, first to the world to market. And also, it’s key to note that we’ve got close to 150 patents around this device. So that’s 18 patent families protecting this, protecting our know-how, protecting our property. Um, and so we’re, we’re very, very excited about, you know, as, as time goes on, launching that in new markets and perfecting the model. And it’s such a brilliant idea. It is such a brilliant idea. Yes, it is. I don’t know if, if anyone’s tried to put a hookah together, but you know, it takes 25 minutes, it’s messy, you’ve gotta heat the charcoal. The chance of you getting it right, unless you’re doing it a couple of times a week, is minimal. And what this product does, it makes it easy, it makes it clean, uh, and it means you’re gonna get that same great experience every time. So, you get that consistency. Okay. So, it’s, uh, very exciting.

Host: Yeah. I, I’ve never put one together. I don’t think I’d ever venture to put one together. I just-

SB: You wouldn’t know how. Yeah. It is-

Host: Yeah. You sit at the table, you order, and, and someone does all that for you. That, that’s great. Um, can, can we ask you, I mean, a lot of... There’s been a lot of, um, questions about this ahead of this, uh, this, this time slot here, is the, um, how did the partnership or involvement with Snoop Dogg come together? Because we know that there’s a, uh, there’s like a, a subcategory where he’s bringing in, I, I guess, flavors and perhaps adding to marketing. So, what does he actually contribute beyond branding?

SB: Well, you know, Snoop is, is a guy who’s always out and about in social settings. And, you know, over the years he’s seen the development of hookah culture and, you know, hookah and Snoop have a, have a lot in common. They’re super social. They like to be surrounded by friends and music. And so, when we met him, you know, this global icon, it just made great sense to, you know, come together and do something together. So, he’s excited about the space. We’re excited about the space. And together we, you know, agreed on what flavors we would, we would go with because it is a flavor category. Um, and, and yeah, we, we launched this a couple of weeks ago, uh, in the US and, and in Germany. And it’s caused quite a, quite a buzz.

Host: Yeah. Uh, do you think that Snoop Dogg would be also, um, additive to the brand, uh, in other markets in Asia and Middle East?

SB: Uh, possibly. Possibly he, he would. Of course, he, he is a global icon. Um... Oh, yeah. You know, he’s, he’s known all, all over the world.

Host: Um... East Asia loves him. I, I’m- Yeah. .... frequently in East Asia, and they love him.

SB: Interesting. I spent a lot of time in East Asia, actually. Oh. I, I lived, I lived out in Asia for, for 12 years, so, um, but yeah, but we’re starting, starting in the homeland and, uh, and also in Europe, um, in, in Germany where he’s very, very well known. And we’ll see how things develop and, uh, yeah, we do have the option to, to expand that, uh, that globally.

Host: Yeah. Well, that’s great. Uh, in, a lot of investors have, uh, and, and traders, retail investors have asked the question, you chose to go public through a SPAC merger with, um, uh, Cantor, and why did you go the SPAC route instead of a traditional IPO? I think, I, I believe that you tried to go an IPO in, in the past or there was some talk about that.

SB: Yeah. There was certainly some talk about it. I mean, we’re a business that has been readying ourselves for IPO for, for some time now. And, you know, during the process of looking where, you know, might be an appropriate place to do it and, and how we would do it, we’ve always had an open mind. And, you know, as part of that process, we, we met the guys from, from Cantor. And of course, Cantor have a, you know, a great and very successful SPAC franchise. And when we met them, um, you know, we, we, we saw a great opportunity to work together, and that’s how that began. And, and it makes a lot of sense for us as well. You know, we’re not looking to raise capital in, in this process. Right. So, it becomes quite predictable and efficient for us. Um, so, you know, it also gives management time to, you know, focus more on the business as well, because, you know, any, any process such as this or, or the, the normal IPO, IPO process takes a lot of, a lot of time and, and, and attention. So really, you know, the stars aligned and it made good sense for us to go this, this route. And of course, being on the NASDAQ, you know, given our innovative background, given our tech background, given that the US is our largest market as well, um, it made sense to, uh, to list there.

Host: Well, speaking for the US markets, uh, we’re, and the retail investors in America, we appreciate that because uh, a lot of people really enjoy the, the NASDAQ and, and that’s been a place where I’ve spent a lot of time investing myself, uh, as I’m sure a lot of our viewers have as well. Um, so why do you feel now is the right time for AIR to enter the markets, and along with that is, what timeline do you have for this all to come, uh, you know, to, uh, to fruition?

SB: Well, uh, the SEC has been out for, for a little while, so I know there’s a, a little bit of a backlog on, on filings. But, you know, we’re targeting first, first half of, of next year to get this, uh, to get this completed. But, but why now? What I, you know, I said that we have been a company that’s been readying ourselves for this. We are IPO ready. Um, but also, I think if you, if you look at nicotine stocks over the last few years, they’re really doing very, very well. Um, you know, since, uh, since the beginning of this year, I think the, you know, S&P from the beginning of this year till the end of October, S&P was up 15%, whereas you had, you know, tobacco stocks, uh, up between 23 to 26%. Okay? So, certainly outperforming the index. And if you look, go back even further, you look back to the beginning of ‘24 to, to the end of October, uh, the S&P is up 44%, but you’ve got tobacco stocks like, uh, BAT up 78%, Philip Morris up 59% and Turning Point Brands over 230%. So, you know, I think people are recognizing that the nicotine space, nicotine categories are growing again, and it’s seen as a growth stock and investors are, are, are coming back in. Um, so for us it’s a, it’s a good time, and, and of course at the moment people are getting pretty nervous about, you know, their AI investments. Um, you know, there’s a lot of chat around that. And if there are people who, who still wanna invest in AI, of course, they shouldn’t forget that there’s an AI in, in AIR as well. So, we’ve catered for those as well.

Host: That’s right. Yeah. Um, and what metrics or traction can you share, uh, that convinced you that the company was ready for this next step? And I guess that’s a part of timing and as well as your, your own, uh, revenue and profitability.

SB: Yeah. So, as I said, our core business has a, you know, very strong track record. Um, it’s profitable, it’s cash generative. Um, we, we still forecast that that core business has, you know, a long way to grow, a lot of opportunity to grow. That can be through volume. It’s still a growing category. It can be through pricing. There’s still pricing potential in the category, through premiumization, through collaborations such as we’re doing with, with Snoop. There’s also still white space opportunity, um, out there. So, there’s still geographies, um, that we can move into that we, we aren’t, uh, at the moment. There is still bolt-on M&A opportunities in our category as well. So, you know, strong base, solid base for the core business and opportunity to grow. But when you put on top of that the potential of us moving into these new growth categories, these new nicotine adjacent categories then the story becomes very, very exciting about what the potential could be. I mean, if you talk about the TAM of these various different categories, the, the TAM for, uh, for hookah molasses, you know, what consumers spend every year is between 15 to $20 billion actually, right. Now, the manufacturers at the moment, between them, are only, only enjoying revenues of about a billion, right? So, there’s a lot of room for the manufacturers to grow into that total TAM of the, of the industry. If you think about vapes, I talked about us entering the vape space. Right. The vaping TAM is, is $30 billion. We’re also entering the nicotine pouch space, okay? So, we’ll take our brands, our innovation, our flavors into the nicotine pouch space. That’s another $30 billion TAM. And this functional inhalation space is another 10 billion. So, add all of that together, you’re getting to $100 billion of TAM, which is where we can play and where we can, you know, grow share, take our brands, take our innovation, take our flavors. We have the infrastructure to, to service those, those markets and those consumers and get them out there. So, we’ve been working for some time on our innovations. Our core business is solid, continues to grow, and now we’re in a position to start rolling out these innovations and new products into these adjacent categories. So, it should be a very exciting future.

Host: Yeah. Uh, uh, so, uh, I know you talked about, I think it was, is it GreenTank that helped you with

SB: Yeah, GreenTank Technologies, yeah.

Host: So, one of my questions is, uh, uh, or question is, as far as your product line and, it, it, is all the hardware going to be produced in-house?

SB: So that, the, the hardware, GreenTank looks after the, the hardware side, and then we, uh, provide the, the flavors, and the, and the liquids, and the branding, and the go-to-market strategy.

Host: Okay. So, it’s just, so GreenTank is a totally separate company, but you have a partnership.

SB: Totally separate company, but we have a partnership. We have exclusivity with them to use their quantum chip in the functional inhalation space, yeah.

Host: Okay. Um, and talking about your market, uh, potential here, can you break down the revenue model for AIR? And particularly, can you address and talk about what geographies you see that could drive the most growth for AIR moving forward?

SB: Yeah, so we see the, the, the greatest opportunity in, in places where there’s large populations, uh, with disposable income. So, the US and Europe, we see as having great value potential, growth potential in the future. Uh, last year, our revenues from these two geographies were about 34%. Okay? But we, we, we forecast and we aim to grow, grow that percentage year on year. Um, and again, listing in the US we believe will increase our profile. People will get to know us, get familiar with our products, and, and that should also, also help us do that. Um, also these are parts of the world where we do have online capability as well. So, in the US, we own a website called hookah.com. Uh, it’s the largest, hookah website in the US, B2B, and also B2C, and people can go to that website and buy the Snoop products or buy all the paraphernalia that they need, um, to enjoy their, their Hookah experience. And similarly, in, in Germany, uh, we have a platform called Shisha World, and that’s the biggest Hookah platform in, in Europe. So again, we’re well-established in these markets. There’s consumers who know our brands. It’s becoming a more and more popular thing to do, and these are consumers who are prepared to spend money on doing something that they enjoy, on doing something that’s social, spending, spending time with people. So, there’s great growth opportunity there. But even around other parts of the world, like the Middle East, where you’ve got real demographic tailwinds actually, um, growing populations. These populations are relatively young at the moment, but they’re growing into adulthood. And even if you look at places like Africa, where our products are also sold, uh, you know, I saw a stat the other day that said, you know, that Lagos was gonna be the, the largest city in the world at the, at the turn of the next century. You know, you just have to, uh, you know, try and extrapolate that and, and that explains how quickly the populations around the world are, uh, are changing. So, you know, it is a consumer good. It’s a consumer good, um, for occasional social use. But in this day and age, as things are getting faster and faster, people are looking for those moments of downtime, and they do find solace and, and social experience in, in doing this with, um, with people. So, you know, today, the majority of our revenue obviously comes from our core business, as I’ve, as I’ve described it. But I would see that in the years to come, the new growth categories that we’re entering, the vapes, the nicotine pouches, the functional inhalation will become a larger proportion of the business.

Host: Okay. And a few moments ago, you said that you saw the market currently as being a potential $100 billion market. How do you see that growing as, like you said, demographics change, population centers are changing, so I’ll ask, and then I’ll ask a follow-up to that.

SB: Yeah, sure. So, look, the, the, the vape, vape market is growing in, in the geographies that, you know, in the US and in Europe by over 5% year on year. That’s the CAGR at the moment. And the nicotine pouch category is, is growing even faster at, at over 20% CAGR. I mean, it’s incredible how, uh, how popular these, these products are becoming. So, um, yeah, I mean, those, those TAMs are gonna grow, um, as well. And of course, given our size, what we are, we only need to take a small portion of, of those markets to actually make a big difference to our, to our gross profit.

Host: And you’re also saying that, um, that it’s becoming more, uh, um, more desirable, more used. It’s becoming more common as different generations grow up and are being accustomed to this. And maybe social stigma of hookah or shisha has, is gone away. It’s, it’s, it’s becoming more, um, uh, a shared experience with friends and with family. Yeah. So, you can see that, that growing in itself, correct?

SB: Yeah. Look, I worked in cigarettes, in tobacco. I worked for British American Tobacco for nearly 23 years. And, you know, I used to go to dinner parties and I’d sit down and, uh, people would say, “Well, what do you do?” And, you know, I’d say, “Well, I work for a tobacco company,” and then half of the table doesn’t want to talk to you. Um, what I, what I noticed when I joined the hookah or the shisha industry was, it’s completely different. Uh, I sit down and people say, “What, what do you do?” I say, “Well, you know, I work in the shisha industry, our brand’s Al Fakher.” And people’s faces light up, right? Because it’s a totally different thing. It’s a social thing. It’s not a guilt thing. It’s a positive moments thing, and it’s an occasional thing as well. You know, smoking is, you know, 80% of smokers are thinking about trying to give up smoking. It’s almost a guilt, um...

Host: Sure.

SB: You know, and they’re, maybe they’re having the sneaky cigarette saying, “I’m gonna take the dog for a walk,” or, “I’m gonna go and buy some eggs or something,” going around the corner and having a cigarette. It’s like a big secret. Um, whereas, you know, having a hookah is, is something to, to share with people, something to celebrate, um,

Host: so something more social. I can see that…

SB: that brings, yeah, positive sort of, sort of, um, sort of memories. So, so yeah, very, very different. And again, in this day and age, people are looking for that, that downtime, right? Also, you know, this, the, the next generation are not drinking as much alcohol as, as the previous generation. Um, people go and they like to have a coffee. They like to do something different, and a lot of people like to, you know, a couple of times a week go and have a hookah, um, or make one at home, have friends over. We all know people who’ve got those $15,000 coffee machines who invite you over for a cappuccino. Mm-hmm. Well, it’s the same thing. People, people... You don’t know them. I know a few of them, but, you know, people who, uh, you know, want to bring people over and let them try a new flavor or, or, or a new hookah experience. So, there’s a lot of theater around the whole thing. It’s a ritual, right? You know, AIR stands for Advanced Inhalation Rituals, and having a hookah is a real sort of social ritual.

Host: Yeah. I definitely can see that because, uh, not just with hookahs, but like coffee. Coffee has become, uh, that the, that the generations today, the people today are seeking a crafted coffee, right?

SB: Yeah. Yeah.

Host: Uh, not just a cup of joe or a cup... you know. And the same thing with cocktails or drinks, you know, people... I mean, there’s TV shows, Drink Masters and, and people are looking for... Me, myself, I really enjoy going to somewhere very nice, um, a nice hotel in Singapore or Tokyo and, and going to the bar that has the great view and look, getting that one signature cocktail. Yeah. Um, and you see the same thing with hookah.

SB: Yeah. And you’re prepared to pay for that as well, aren’t you? Oh- Because it’s, it’s part of the experience.

Host: It’s an experience.

SB: Yeah. It, it’s an experience that you’re paying for. And in this town where I live, I mean, you know, it’s not unusual at all for people to pay $100 for a, for a hookah just to, you know, sit in the right bar with the right view, with the right people, and have that moment of indulgence and enjoyment.

Host: Sure.

SB: So, uh, and it’s great business for the cafes as well. It’s great business for them.

Host: In those situations, in many, you’re, you’re actually selling them the hardware, they’re keeping. There is no rental or lease or anything like that. Is that right?

SB: No, we, we sell... You know, our core business is the actual molasses, right? Right. We do sell hardware. We sell hardware online in the US and in Germany, but only on our online sites. We’re not selling hardware, uh, through our global distribution.

Host: Okay, so my follow-up question to this is, is the market’s changing, but can you kind of take us back maybe the last two years, maybe... I don’t know where you are in ‘25, uh, but roughly maybe go back 24 months and tell us how you’ve seen the company grow in revenue and of course, uh, with, um, cash flow and EBITDA?

SB: Yeah. So, look, I’ll talk about the last five years. Over the last five years, the, the CAGR for the, for the core business has been 5%. The, the gross profit is increased at a CAGR of 7%, the adjusted EBITDA at 9%. Um, but there’s also been a lot going on below those numbers, right? We have been preparing ourselves, strengthening ourselves for this IPO or going public, um, event. There’s been a lot of investment in capability and getting the right people in the business. There’s been a lot of investment in systems, a lot of investment in, in processes, a lot of investment in partnerships, um, getting the right business models in place. And of course, as I said earlier, a lot of investment in innovation as well, preparing ourselves to, to launch these products, um, into these, into these growing adjacencies.

Host: Yeah. Uh, somebody had, uh, before, before tonight, had slipped me, uh, some numbers about, uh, one of your competitors and looking at your margins, uh, your revenue beats them, your EBITDA margins beat them, um, you’re selling at a better multiple. So, on paper, you’re doing all the right things.

SB: Yeah, yeah, our margins in, in, in the core business are, are very close to 60%, right? Uh, our gross margin. So yeah, very, very healthy margins, um, indeed. Um, as I say, it’s, you know, our, our position is extremely strong in our category. Um, our competition, we don’t have a global competitor. Uh, we have regional competitors or local competitors. Sure. So, nobody has our size. Nobody has our capability. Um, and if we continue to execute well, as I say, we have the opportunity to continue to grow in what is a growing category. So, so there’s certainly upside, uh, in the future for us.

Host: And with upsizing and with being a global, being the global leader, what regulatory environments do you find yourself in and affect the expansion plans? And, and what’s the most challenging region you see in the future?

SB: So yeah, so every market’s different, right? Every, every market has its, its own regulation. And of course, you have to be aware of, of what those regulations are. They might be around flavors, they might be around technology, they might be around when you need to register a product, uh, how long it is before it gets, uh, gets launched. And you have to take all of that into consideration when you’re planning and developing and launching products. But regulation actually is, uh, is, is, is a wonderful moat, um, for businesses because it, regulation, is a challenge. And you know, it’s not by chance that some of the most profitable businesses in the world are in regulated industries. You know, if you look at pharma, if you look at tobacco, if you look at oil, if you look at banking, regulation makes it tougher for lots and lots of people to actually get into it. You do need to have the regulatory expertise to do it and to navigate that. And we’re very, very lucky, um, to have that within our team. You know, uh, a gentleman who heads our regulation has over 20 years’ experience in the tobacco space, so ... And actually, was also ex-BAT, um, as well.

Host: Yeah. Uh, regulatory, um, restrictions work both ways. Uh, you talk about building a moat, it also builds a moat around your advancements from your competitors, right?

SB: Absolutely. So, you have regulation, you have IP as well, that gives you the time and space to perfect, to roll it out, um, and make sure ... You know, if you don’t have those things, what’s the point of investing in, in innovation, right? So, um, you know, that’s, that’s why we do it, to give us that competitive advantage.

Host: Um, and we have a question. Yeah. Someone asked, can you share your personal background? And I know you said that you worked for British Tobacco. Yeah. Um, and but what led you into, into this? How did you transition from this into, um, the hookah business?

SB: Yeah. So, so yeah, I’ve been in tobacco nearly 30 years now. So, um, I’m originally from the UK. I was born in, born in London, and I, I joined BAT in the, British American Tobacco, in the mid ‘90s. Uh, and you know, one of the reasons I joined them was because it was, you know, one of the largest companies in the UK, but it also offered, you know, the option to, to work overseas, right? It, it had offices all over the world, and it was like 180 markets or something. So, after I’d spent time with them and, and actually, I’m, my background is finance. So, I’m actually a, uh, an accountant. I’m a, you know, qualified accountant, and I did my qualification actually with, with BAT. They helped me finish that. Uh, you know, a great company to join and, uh, and work for. And I spent four years in the UK, and then I got posted. My first posting was to Romania in Eastern Europe. Um, and, uh, you know, it really was the Wild East, um, back in those days. No one had really invested in Romania at the time. And BAT had a, had a, had an office there. And, and I had a wonderful, wonderful time there for, for two and a half years, um, really fighting against the other big tobacco players who’d gone in there or were trying to, you know, gain this sort of new territory that had, uh, that had suddenly appeared. And then from there, I went on, I got a phone call one day and, and they said, “Look, we got a finance director’s job for you.” And I thought, “Wow, that’s, uh, that’s fantastic.” You know, “Where is it?” And they said, “Well, you’re gonna have to guess it, the country begins with a C.” So, I said, “Canada, really?” I mean, that’s huge. I’m so young. How can you, he said, “Well, it’s not Canada.” I then said, “Well, Croatia?” No. I thought. “Okay, it’s in Africa, right?” You know, I said, “Cameroon?” He said, “It’s not Cameroon.” And I was, you know, “Well, there aren’t too many Cs left.” They said, “Well, there is. There’s, uh, there’s Cambodia.” So, I went off to Cambodia. You talked about East Asia. Yeah. Um, so I headed off to Cambodia and, and spent two and a half years living in Phnom Penh. BAT had a, you know, a, a very sizable, uh, business in, uh, in Cambodia at the time. And when I arrived, there weren’t even traffic lights in Phnom Penh. Um, it’s come a long way since that time. But, yeah, so spent time in, in Cambodia, then time in Singapore. Uh, you mentioned Singapore a little earlier. Love Singapore. Love Singapore. Uh, then, then on to Hong Kong, then I lived in Vietnam, in Ho Chi Minh. Uh, then on to Kuala Lumpur, Malaysia. Back to Hong Kong, then to Taipei for, for three years. And, and with my move to Taipei, I moved into general management, so I was looking after Taiwan, Hong Kong, and Macau, which was a really, you know, fun job. Uh, and then, then I got moved to North Africa, and I became the area director for North Africa. So, looking after some pretty exotic territories, but was based out of, um, out of Cairo. And that’s the first time that I really began to see the hookah culture, right? Because it’s huge in, in Egypt. You know, everyone sits at the side of the road. Right. They enjoy their, they enjoy their hookah. And then I was posted back to London, and I was the head of finance for the European division for BAT. And then one day, I got approached in, uh, in 2018 about this opportunity. And actually, when I was working in Egypt, my family was based in Dubai, uh, because there was a coup at the time in Egypt, so it wasn’t safe for them to be there. Um, and this opportunity came up. They described a business that, uh, what the plans were for the business in the, in the long term, and it all seemed really, really exciting. And, uh, it was kind of right place, right time, right point in my life, going back to Dubai where I knew something I could sell to my wife. And, uh, so we, we took the plunge. And, and that was nearly, that was nearly seven years ago. Um, and since that time, it’s been a real, you know, transformation journey. I came to the business as the CFO. I spent five years as the CFO, and it’s been nearly two years as the, as the CEO. So, um, yeah, that’s how I’m here today.

Host: That’s, that’s a great story. You know, and, and it is, things are just meant to be sometimes. Perfect, perfect timing, right place, right time.

SB: Yeah. I, I call it, I call it luck, right? And you ... I think you define luck as certainly being in the right place, right time, seeing an opportunity. But I think the difference is you need to be prepared to take that opportunity.

Host: Absolutely. Absolutely. Uh, and when it’s ... I mean, I think when, you know, when it’s right, you just know it. Yeah. It’ll, it’ll be obvious to you. You know, you said your family was already, um, replaced in, in Dubai, so that’s.

SB: Yeah, they’d, they’d lived in, they already had lived in Dubai before. So, it, you know. And Dubai, Dubai is a great city. UAE is a great place. And it, you know, feels like home.

Host: That’s good. Uh, what is, what is the biggest technical breakthrough you think that AIR has experienced in the last five years, and how has that changed the company’s direction? And I’m ... And that’s happened in that transition from you, for you, from CFO to CEO, I’m sure.

SB: Yeah, I’ll, uh, I wanna go back a little further than five years, actually. I’ll tell you a little bit of the history, uh, about the company. Because until, uh, probably 20 years ago, the shisha business was lots and lots of small businesses making small quantities very, very manually, right? So, you talked a little bit about craft beer or craft coffee earlier. You know, there were many, many companies coming up with their own flavors and selling limited amounts. So, AIR was, was the first company to actually industrialize the hookah molasses-making process. And that’s because the gentleman who bought the business back in 2006 had previously been in the cigarette industry, and he was able to take cigarette machines and convert them so that they could automatically pack, uh, hookah molasses. And this allowed the business to make consistent high-quality product in much larger quantities and then sell it out to the world. And that was a really big, you know, breakthrough. A bit like Ford, you know, for the first, the first, that was the Ford moment for the, uh, molasses, um, business. So that was a big breakthrough and really accelerated the growth of the Al Fakher brand, making it available around the world as more and more people saw the benefit or enjoyment of actually, you know, doing this occasional, um, social ritual. Um, and then certainly since I’ve been here, Hookah was, you know, the biggest sort of tech moment change that we’ve had. Um, because it’s the first real revolutionary product to hit this industry for 600 years. You know, it began in, in India 600 years ago, migrated to the Middle East, but people had been doing it more or less the same way, um, you know, for centuries. So, to suddenly have an option to bring, you know, technology, the modern world to this really, really traditional, um, pastime is very, very exciting. And I think that began to open up the door for people who are thinking of bringing tech into this space. And for us, as a company, opened our eyes to the possibility of us, us taking our innovative tech into these adjacent nicotine categories as well, or functional benefit categories.

Host: As far as distribution goes, when did you make... When did the company make that leap into global distribution?

SB: So, that really happened, as I say, going back to the mid noughties, so I talked about this industrial change that happened in about 2006/2007. So it was then at that point that the Company was able to make quantities large enough to begin to distribute around the world. And make the brand available. And because it was such a high quality product, consistent, the consumers enjoyed it, and very very quickly, it became that iconic Al Fakher brand everyone can trust; everybody has great memories about. So it started, about 20 years ago or a little under 20 years ago, and it’s been, you know, developing, uh, ever since.

Host: Yeah. Um, investors will want to know today, what do you think is... And it doesn’t have to be one singular. Uh, the question comes, what is the one, but I... there’s maybe more than one. What is the real competitive edge? What is it that AIR does better than anyone else and certainly far better than your competitors?

SB: Well, we’ve got the biggest brand, which is really helpful, we’ve got the, the, the best-known flavors, and we have this global reach that I’ve talked about. Our distribution is global into 90-plus markets, um, around the world. And of course, we’ve built and continue to build our digital capabilities. So, we have this online capability to go direct to the consumer as well in markets where it is allowed to do that. We have what we call the must-have products, right? If, if you’re a lounge owner, a hookah lounge owner, you’re not gonna stock 100 flavors, you’ll stock 15 flavors. So, if you’re in those top 15 flavors, you’re always gonna be in the lounges. You’re kind of locked in. And the other point is, in the supply chain for this market as well. So, wholesalers, distributors, they don’t just sell the hookah molasses, they also sell all of the paraphernalia around it as well. They sell the devices, they sell the charcoal, they sell the pipes. So, for them to sell those, which are high margin items for them, they need to get people into their stores. And the way they get people into their stores is by having our products, which everybody wants. Al Fakher sort of really serves as a, a great business assistant to these wholesalers. So, we’re, we’re very firmly embedded in the supply chain, we’re very firmly embedded, um, in the, in the lounges, and we also have a very strong retail presence as well. Um, in the US, you know, we’ve, we’ve got over 60% share of the, the US market, okay? In a, in a market like Saudi Arabia, which is a, a dark market, that means that every single product of hookah molasses looks the same, right. There’s no branding. It’s sold in a dark green pack. The only differentiator being the name of the brand written in Arabic on there. In that market, we have a 50, 50% share at retail, okay. People know the brand, they trust the brand, they buy it. And of course, that plays to your advantage as well, because retailers will only stock products that they’re going to sell. So, it’s very difficult for somebody to launch something new into that market, because it can just sit on a retailer’s shelf forever, they’re not going to sell it, and after a while they, they lose interest with it. So, it’s the consumers that are asking for our products, and our consumers are very loyal, they’re loyal to the brand because of the quality, but they’re also loyal to the flavors. As I say, the flavors are very, very sticky for them. And also, as I’ve said earlier, we are the innovation pioneer in this category. Nobody else has that capability that we have. And also finally, and very importantly, as I say, we have the expertise to navigate the regulatory environment as well. So, all of those things put us at an advantage to our competitors, and, and form quite a nice moat for our business.

Host: Yeah. That’s, that’s outstanding. Can you tell us, uh, what is, what is your plan to, uh, market the OOKA? Uh, how are you, how are you, uh, seeing that? Because is that in, is that in restaurants and, and lounges and bars? Or is that just an online, uh, product?

SB: Yeah. So, so, so OOKA’s available for lounges. So ,we, we have a product called OOKA Pro, right. Which is, is more suitable for the lounge environment. If I can use the analogy of a running machine. Okay, so you go to your local gym, you’ve got an industrial running machine, right? It’s not the same running machine that you would have at home, right? It needs to be more durable, it’s working all day and so forth. So, our OOKA Pro device has a much longer battery. It’s designed to allow the lounge to give a number of sessions over the evening or over the night, not have to recharge it, be reused again and again. Whereas the home version would have a smaller battery because probably you’re only gonna have one or two sessions, um, you know, if you’re sitting there with friends, if it’s after a, after a dinner party. So, there’s, you know, very similar to the core business, there’s the at-home market and there’s also the on trade market, and we’ve designed OOKA to cater for both of those.

Host: And, uh, what, what, what, uh, distribution channels do you have, uh, particularly in the US market, uh, to get product to customers?

SB: So, we have offline, traditional offline, which goes through distributors, wholesalers, and then to retail and also to lounges, but also through hookah.com, we service everybody, okay? From the consumer, so you can be sitting in Seattle and want to order your favorite flavors, or you want to, uh, get a OOKA device delivered to your home with charcoal and all of the paraphernalia. You just go onto hookah.com, you order it, you buy it, and it will be shipped to you. In the same way, a lounge can do that. In the same way, a retailer can do that, and also a wholesaler and also a distributor if they want to. So, it really is a, a portal that, that caters, um, caters for everyone, uh, right across the, uh, across the US.

Host: Oh, that’s great. So, what message would you give investors today or prospective investors, people looking, uh, to buy into this? What would you tell them that you want them to walk away with today to understand about AIR and the mission of the company and for them, and, and me even more so, your leadership? Because you, you obviously have a vision. Where do you want to take this?

SB: So yeah, so I, I suppose I wanna leave people with the understanding that we’ve got this very strong core business. We have an unusually, unusually strong position in our category as I’ve explained earlier. And this core business will continue to deliver, you know, growth into the foreseeable future for, for many reasons, because of pricing, because of share gains, because of premiumization, because the category’s growing, because of, of demographics, because people like it, because it’s becoming a bit of a lifestyle phenomenon, because it’s great business for cafes to do this and, and offer it. There’s many, many reasons for that. So, the first thing is, you know, and that business is profitable and that business is cash generative, right? That is our core. But that core has allowed us to invest and build the right capabilities to actually take our brands, take our innovations, take our flavors, and go into these adjacent categories, right? So, our potential is obviously double fold because not only do we have this strong core business, but we also have the potential upside of these other growing categories. So, obviously for me, I get very excited when I talk about it because obviously, I am aiming for, and the whole company’s aiming for, you know, growth in the core, but also growth in the new areas. And when you compound all of that together, it can become a very, very exciting outcome.

Host: Yeah. Uh, a couple of questions that have come in on talking about new areas. Uh, question is, question is, I’ll just generalize it. What about China and India? Given their populations and maybe their cultural, differences, they’re very, both very distinct. Do you see an opportunity for AIR in these two markets?

SB: Um, yeah. Again, regulation. Um, you have to step up to the regulation. China is a pretty closed, um, tobacco market. India, um, is, uh, a very, very exciting potential. As I said, hookah molasses began in India.... okay? And it is still a very popular thing, uh, for people to do in India. And you’ve got this emerging and growing middle class in India who are looking for social things to do. Um, so we do have a company in India, and we partner with a distributor there, uh, a local Indian distributor. Um, we have a successful business there. Our brand is very, very well-known there. It is perceived as premium. It is perceived as the best. But we do have the opportunity to expand our distribution deeper into India. India is the most populated country in the world now. Imagine distributing across there. It’s quite a job. You need a local partner to do it. And we have big plans to, to grow our footprint and our business in India over the next three, four, or five years. So, this relationship with the new distributor only began, at the back end of last year. So, we’re nurturing that relationship, building trust with them. But we’re very much aligned on growing a very, very successful business there. So, India has, has great potential.

Host: Uh, would you say, is that partner helping you to market in India as well?

SB: Yeah, we work hand-in-hand together. We work hand-in-hand together. Hm. That’s a, uh, that’s a pretty big market if you can- It’s a, yeah, it’s, it’s, it’s got, it’s got great ... I’m trying to think what the population of India is now. I think it’s like 1.4 billion people or something. Um, but if you can get well-established there, um, then of course, uh, you know, it can, can really help the top and, uh, and bottom line. And I say, we have a plan, we’re executing that plan, and we’ll continue to do that. And I’m, I’m very sure that our business in India will continue to grow year on year.

Host: Well, that’s very exciting. You know, we’re, we’re close to our cut-off time here, and you know, I really want to thank you. I mean, uh, I think you really opened up the eyes for a lot of people to the potential of the company. Um, the numbers look great. Uh, I love your plan for the markets. Uh, you know, again, I go back to the OOKA, and really, uh, excited about that. And if you can just touch in the last minute, the other thing which is the DreamSwitch?

SB: Ah, the, the Crown Switch. Crown Switch. Yeah, yeah, yeah. So, I talked about that a little earlier. Yeah. That’s, that’s launching in Germany, uh, yeah, next week, launching in Germany. This is with the, uh, with the quantum chip. This is a really, really clean vape experience, hm, you know without the heavy metals without the, uh, ceramic particles. Fairly clean, smaller, smaller particles, are inhaled. Very, very efficient. Straight through into the bloodstream. And with our, our famous Al Fakher flavors as well. So, looking forward to seeing the results of that.

Host: Well, that’s great. Thank you so much. I really appreciate you taking the time. It was a pleasure talking to you, hearing the story. It’s compelling. Uh, I’m excited about the future of the company, as I’m sure you are very excited about. Uh, and I want to thank you for all of our viewers who are out there, appreciate that. Please follow the story of AIR and, uh, their, their growth, and look out for that, uh, SPAC merger coming with Cantor. I want to thank everyone again. Uh, appreciate it, and look forward to more conversations perhaps in the near future. Thank you, sir.

Additional Information and Where to Find It

Pubco and CAEP intend to prepare, and Pubco intends to file with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CAEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination pursuant to the Business Combination Agreement (the “Business Combination”) and any related transactions (together with the Business Combination, the “Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of a record date to be established for the CAEP shareholder meeting for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. CAEP and/or Pubco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CAEP, PUBCO, AIR AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CAEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to AIR Limited, via email at investor@air.global, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CAEP, Pubco, AIR and their respective directors, executive officers, and certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CAEP’s shareholders in connection with the Transactions. A list of the names of such persons, and information regarding their interests in the Transactions and their ownership of CAEP’s securities are, or will be, contained in CAEP’s filings with the SEC, including the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CAEP’s shareholders in connection with the Transactions, including the names and interests of CAEP’s, Pubco’s and AIR’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco, AIR and CAEP, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CAEP or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Transactions involving Pubco, CAEP and AIR, including expectations, intentions, hopes, beliefs, prospects, financial results and plans regarding Pubco, AIR, CAEP and the Transactions, statements regarding the anticipated benefits and timing of the completion of the Transactions, entry into certain agreements subsequent to the entry into the Business Combination Agreement, the satisfaction of closing conditions to the Transactions, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors, investor benefits, regulatory conditions, competitive position, technological and market trends, future financial condition and performance and expected financial impacts of the Transactions, the satisfaction of closing conditions to the Transactions and the level of redemptions of CAEP’s public shareholders, and Pubco’s and AIR’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CAEP’s securities; the risk that the Transactions may not be completed by CAEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of CAEP’s shareholders; failure to realize the anticipated benefits of the Transactions; the level of redemptions of CAEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CAEP Class A ordinary shares or the Pubco ordinary shares; the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; costs related to the Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business; risks related to increased competition in the industries in which Pubco will operate; risks that after consummation of the Transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan including due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s ordinary shares will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, CAEP or others following announcement of the Transactions, and those risk factors discussed in documents that Pubco and/or CAEP filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CAEP’s Quarterly Reports on Form 10-Q, and the Registration Statement that will be filed by Pubco and AIR and the Proxy Statement/Prospectus contained therein, and other documents filed by CAEP and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CAEP, AIR and Pubco presently know, or that CAEP, AIR and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CAEP, AIR and Pubco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CAEP, AIR and Pubco gives any assurance that any of CAEP, AIR or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or Pubco or any other person that the events or circumstances described in such statement are material.

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